UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 1-32368

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☐             Form 40 F ☒

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date: January 18, 2007	By	“Dorian L. Nicol” (signed)
(Signature)

Dorian L. Nicol, President & CEO

Exhibits

Exhibit 99.1	News Release dated 1-15-07 titled ‘Queenstake Arranges Bridge Loan Financing; Strategic Alternatives Review Continuing’

Exhibit 99.2	News Release dated 1-15-07 titled ‘Queenstake Reports Fourth Quarter Production and Improved Cash Balance’

Exhibit 99.3	News Release dated 1-18-07 titled ‘High Grade Mineralization Increases at the Mahala Deposit; New Mineralized Zone Identified for Follow Up’